NEIGHBORHOOD SUN BENEFIT CORP.

Audited Financial Statements For The Years Ended December 31, 2020 and 2019



Independent Auditor's Report

To Management and the Board of Directors
Neighborhood Sun Benefit Corp.
Silver Spring, MD

We have audited the accompanying financial statements of Neighborhood Sun Benefit Corp. (a Maryland corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, retained earnings (accumulated deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neighborhood Sun Benefit Corp. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.



Jason M. Tyra, CPA, PLLC
Dallas, TX
June 10, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NEIGHBORHOOD SUN BENEFIT CORP.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019
_____

		2020		**2019**
ASSETS				
CURRENT ASSETS				
Cash	$	197,061	$	16,533
Accounts Receivable		94,102		18,858
Prepaid Expense		-		4,151
TOTAL CURRENT ASSETS		291,163		39,542
NON-CURRENT ASSETS				
Furniture and Equipment		1,875		1,875
Less: Accumulated Depreciation		(1,852)		(1,554)
TOTAL NON-CURRENT ASSETS		23		321
TOTAL ASSETS		291,186		39,863
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		150,688		106,320
Payroll Liabilities		12,203		5,556
PPP Loan		109,193		-
Non-Related Party Loan		4,571		-
TOTAL CURRENT LIABILITIES		276,655		111,876
NON-CURRENT LIABILITIES				
Related Party Loan		25,832		50,000
TOTAL LIABILITIES		302,487		161,876
SHAREHOLDERS' EQUITY				
Preferred Stock (5,000,000 shares authorized; 146,656 shares issued, $.00001 par value)		1		-
Common Stock (10,000,000 shares authorized; 1,398,703 issued; $.00001 par value)		153		137
Additional Paid in Capital		2,010,465		810,186
Retained Deficit		(2,021,920)		(932,336)
TOTAL SHAREHOLDERS' EQUITY		(11,302)		(122,013)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	291,186	$	39,863

See Independent Accountant's Report and accompanying notes, which are an integral part of these financial statements.

NEIGHBORHOOD SUN BENEFIT CORP.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

	2020	2019
Operating Income		
Sales, Net	$ 893,822	$ 727,676
Cost of Sales	(593,839)	(59,773)
Gross Profit	299,983	667,903
Operating Expense		
Selling & Marketing	513,389	128,850
Salaries & Benefits	676,537	594,528
General & Administrative	113,433	90,447
Professional Fees	42,230	32,052
Rent	25,544	29,149
Depreciation	71	252
	1,371,203	875,277
Net Income from Operations	(1,071,220)	(207,374)
Other Income (Expense)		
State and Local Tax Expense	(1,718)	(800)
Interest Expense	(17,450)	(5,336)
Other Income	805	2,171
Net Loss	$ (1,089,584)	$ (211,339)
Net Loss Per Share		
Basic	$ (0.76)	$ (0.16)
Diluted	$ (0.76)	$ (0.16)

NEIGHBORHOOD SUN BENEFIT CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

	2020	2019
Cash Flows From Operating Activities		
Net Loss For The Period	$ (1,089,584)	$ (211,339)
Change in Accounts Payable	44,368	66,636
Change in Accounts Receivable	(75,244)	46,016
Vesting of Stock Warrants	-	406
Depreciation	298	252
Change in Prepaid Expenses	4,151	(4,074)
Change in Payroll Liabilities	6,647	-
Net Cash Flows From Operating Activities	(1,109,364)	(102,103)
Cash Flows From Financing Activities		
Draws on PPP Loan	109,193	-
Draws on Related Party Loan	-	55,556
Draws on Non-Related Party Loan	4,571	-
Draws (Payments) On Shareholder Loan	(24,168)	10,000
Issuance of Common Stock	16	-
Additional Paid in Capital- Common Stock	1,200,279	-
Issuance of Preferred Stock	1	-
Net Cash Flows From Financing Activities	1,289,892	65,556
Cash at Beginning of Period	16,533	53,079
Net Increase (Decrease) In Cash	180,529	(36,547)
Cash at End of Period	$ 197,061	$ 16,533

NEIGHBORHOOD SUN BENEFIT CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

_____

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Shareholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2018	1,271,891	$ 127	-	$ -	$ 714,790	$ (720,997)	$ (6,080)
Issuance of Stock	50,546	5			(5)		-
Conversion of SAFE Notes	45,466	5			94,995		95,000
Stock Based Compensation					406		406
Net Loss						(211,339)	(211,339)
Balance at December 31, 2019	1,367,903	$ 137		$ -	$ 810,186	$ (932,336)	$ (122,013)
Issuance of Stock	126,812	15	146,656	1	1,200,279		1,200,295
Net Loss						(1,089,584)	(1,089,584)
Balance at December 31, 2020	1,494,715	$ 152	146,656	$ 1	$ 2,010,465	$ (2,021,919)	$ (11,302)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Neighborhood Sun Benefit Corp. ("the Company") is a corporation organized under the laws of the State of Maryland. The Company sells subscriptions to fund community solar projects.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating losses during the years ended December 31, 2020 and 2019.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional capital to continue operations through a public offering under SEC Regulation CF, as well as raise additional capital through a private offering to accredited investors. Furthermore, the Company believes that new customer management contracts it will sign in FY 2021 will bring enough revenue to significantly reduce operating losses. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through June 10, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

 Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of a new enterprise including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

 Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, the estimated useful life of the Company's fixed assets and the amounts collectable as accounts recivables.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company earns revenue from the sale and ongoing management of fractional ownership in solar energy projects. Once the projects are fully developed, subscribers receive credits for sale of electric power to local utility operators. In 2020, an immaterial amount of revenue was derived from crowdsourced contributions.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2020 and 2019, the Company accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Cost of Sales

Cost of Sales consists of expenses incurred by the company in connection with acquiring and servicing customers. These include credit checks, web development costs, customer management costs, and acquisition costs.

Leases

In January 2019, the Company entered into a non-cancellable operating lease for office space in Silver Spring, Maryland. The landlord is a related party company owned by one of the Company's shareholders, who is also the spouse of the Company's founder. Under the terms of the lease agreement, the Company is to make monthly rental payments of $1,746 through January of 2021.

Advertising

The Company records advertising expenses in the year incurred. Advertising expenses are distinct from customer acquisition costs, which are a component of Cost of Sales.

Cost of Sales

Cost of Sales includes fees paid by the Company for customer credit checks, customer acquisition costs, website development costs, and miscellaneous charges associated with customer management.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has adopted ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020, 2019, and 2018. Under current law, net operating losses may be carried forward indefinitely to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

Non-Related Party Loan

In January of 2020, the Company borrowed money from a commercial lender for the purpose of funding ongoing operations (the "Non-Related Party Loan"). The Non-Related Party Loan had a repayment term of twelve months, accrued interest at the rate of 9.99% per annum and was personally guaranteed by the Company's founder. The Non-Related Party Loan was paid in full in early 2021.

Related Party Loan

In December of 2019, the Company borrowed money from a related party for the purpose of funding ongoing operations (the "Related Party Loan"). The Related Party Loan accrues interest at the rate of 1.59% per annum and was originally payable in full on January 31, 2020. The loan remained outstanding with no immediate plans for repayment as of December 31, 2020

PPP Loan

In 2020, the Company received a forgiveable loan in the amount of $109,193 from the Paycheck Protection Program (PPP) under the provisions of the CARES Act of 2020. This amount was forgiven in full on February 19, 2021. The Company requested and received a second draw under the Paycheck Protection Program in 2021 in the amount of $118,322, which it also expects to be forgiven prior to the end of 2021. Expenses satisfied using PPP loan proceeds are fully deductible for tax purposes. Amounts forgiven under the Paycheck Protection Program are not taxable and are expected to be recognized as "Other Income" in the Company's financial statements.

SAFE Notes

In 2018, the Company issued a series of Simple Agreements for Future Equity (SAFE) to investors which raised a total of $95,000. These agreements provide that in exchange for the investments made, the investors are given the right to certain shares of the Company's capital stock. According to the terms of the agreements, upon the issuance of any additional shares in the future, each investor is entitled to receive a number of shares as determined by their investment and the pre-money valuation of the Company.

If, after one year, no additional shares are issued, and the Company does not undergo a liquidity or dissolution event as defined in the agreements, then the investors have the right to convert the agreements into promissory notes, which would require the Company to repay the investments in full, plus interest of 8% per annum on all outstanding principal.

In 2019, the Company satisfied each agreement by issuing a total of 45,466 Class A common shares to the investors.

NOTE E- EQUITY

The Company has two classes of equity outstanding. The Company's articles of incorporation authorize the Company to issue 10,000,000 shares of $0.001 par value Common Stock and 5,000,000 shares of $0.0001 per value Preferred Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

The holders of Common Stock are entitled to dividends as the Board of Directors may in their discretion legally declare, subject to the voting and dividend rights, if any, of the holders of Preferred Stock.

In the event of any liquidation, dissolution or winding up of the Company, the remaining assets of the Company after the payment of all debts and necessary expenses, subject to the rights of the holders of Preferred Stock, shall be distributed among the holders of common stock pro rata in accordance with their respective holdings.

As of December 31, 2020, the number of shares issued and outstanding by class was as follows:

Preferred Stock	146,656
Common Stock	1,398,703

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Common Stock	1,367,903

Prior to October of 2020, Common Stock was divided equally between Class A and Class B shares. Under the Company's current articles of incorporation, only a single class of Common Stock is authorized.

NOTE F- EQUITY BASED COMPENSATION

The Company has granted non-statutory stock options (NSO's) to various consultants in exchange for their services. These options have various vesting and exercisability schedules.

Management determined the value of these NSO's using the Black-Scholes-Merton option pricing model. Management used historical prices of the Company's common stock in determining the expected volatility.

The Company recognized a stock compensation expense of $0, and $406 in 2020 and 2019, respectively.

As of December 31, 2020, the Company had 29,700 options outstanding at a strike price of $1.00 and 73,795 options at a strike price of $2.13.

As of December 31, 2019, the Company had 21,600 options outstanding. These options carried a $1.00 exercise price.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

As of December 31, 2020, the Company's business was generally concentrated in several states in the Northeastern United States. The Company has undertaken efforts to acquire customers in other parts of the contiguous United States in 2021.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 10, 2021, the date that the financial statements were available to be issued.